

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2025

Brandon Mintz
Chief Executive Officer
Bitcoin Depot Inc.
3343 Peachtree Road NE, Suite 750
Atlanta, GA 30326

> **Re: Bitcoin Depot Inc.**
> **Registration Statement on Form S-3**
> **Filed June 20, 2025**
> **File No. 333-288208**

Dear Brandon Mintz:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at 202-551-3666 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets